UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JCRA FINANCIAL LLC

OFFICIAL USE ONLY
149305
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza, Suite 1423
(No. and Street)

New York	NY	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Kloehn 646- 640-3619
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

535 Fifth Avenue, 30th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William Kloehn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JCRA Financial LLC, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

CEO

Title

11/24/17

Notary Public

WILLIAM G WINFIELD
Notary Public – State of New Jersey
My Commission Expires Jun 2, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JCRA FINANCIAL LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SEPTEMBER 30, 2017

JCRA FINANCIAL LLC

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' of
JCRA Financial LLC

We have audited the accompanying financial condition of JCRA Financial LLC (a Delaware limited liability company) (the "Company") as of September 30, 2017, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of JCRA Financial LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JCRA Financial LLC as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of JCRA Financial LLC's financial statements. The supplemental information is the responsibility of JCRA Financial LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
November 24, 2017

---

535 Fifth Avenue, 30th Floor, New York, NY 10017   212.785.9700

1

JCRA FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

ASSETS

Cash	$	420,427
Accounts receivable, net		371,463
Receivable from related parties		2,498
Prepaid expenses and other		163,689
Furniture and computer equipment, net of accumulated depreciation of $171,343		81,130
Total assets	$	1,039,207

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	121,919
Deferred lease		6,694
Accounts payable to related parties		235,250
Total Liabilities		363,863
Members' equity:		
Contributed capital		1,132,000
Accumulated equity		(456,656)
Total members' equity		675,344
Total liabilities and members' equity	$	1,039,207

The accompanying notes are an integral part of these financial statements.

JCRA FINANCIAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

JCRA Financial LLC (the "Company") was organized as a Limited Liability Company on November 21, 2008 in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 2, 2009 and began operations on September 4, 2009, the Central Registration Depository ("CRD") membership effective date. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a majority-owned subsidiary of JCRA Group Limited (the "Parent") a company organized and based in the United Kingdom. JCRA Group Limited's primary UK operating company, J.C. Rathbone Associates Limited, is regulated by the UK's Financial Conduct Authority ("FCA"). On September 8, 2015, the Parent formed another subsidiary, JCRA Canada, Inc, in order to provide similar services in Canada. On August 25, 2017, the Company became a wholly owned subsidiary when it purchased the outstanding minority interests.

The Company provides strategic advisory services regarding business operations and investment banking transactional services, including structured finance advisory services and pricing execution. To date, the Company has not recognized any transaction based compensation (i.e. commissions) or performed services relating to any principal trading activity.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns. However, the Company is subject to state and local taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting basis

The Company uses the accrual basis of accounting for financial statements and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Computer equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years.

Revenue Recognition

The Company provides strategic advisory services under time and material agreements with customers. Revenue under these agreements is recognized and billed as services are performed.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. As of September 30, 2017, the Company has recorded an allowance of $47,218 for any potential non-collection.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses, and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2017, the Company had net capital of $99,064 which was $74,806 in excess of the FINRA minimum net capital requirement of $24,258.

4. COMMITMENTS AND CONTINGENCIES

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

Employment Agreements
As of September 30, 2017, the Company has employment agreements with 7 of its employees, with no specified term. These agreements provide for a base salary, along with general medical and dental benefits.

Operating Leases
In April 2013, the Company signed a five-year lease agreement for office space located at One Penn Plaza, New York, New York containing approximately 2,280 net rentable square feet with a term commencing in August 2013 and expiring in August 2018. The base rent is subject to annual increases beginning on August 9, 2014 as defined in the lease agreement.

Future minimum rental payments required under the lease are as follows:

Year Ending September 30	Amount
2018	$ 153,378

In September 2016, the Company signed a renewal agreement for office space located at 505 Montgomery Street, San Francisco, California. The service provision starts on September 1, 2016 expires August 31, 2017. The lease was extended a further month to September 30, 2017 at which time the Company decided to terminate the lease.

5. RELATED PARTY AND EXPENSE SHARING AGREEMENT

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent and JCRA Canada, Inc. whereby one party pays certain administrative expenses, such as insurance, on behalf of its affiliates for which the party paying the expense is reimbursed. Additionally, the Company and its affiliate may, from time to time, work collaboratively whereby the Parent or the Company provides pricing and consultancy support to its affiliates, and will charge the Company for chargeable and recoverable hours worked, in accordance with the terms of the Agreement. The Company or its affiliates reimburses the Parent or the Company as the case may be for these expenses, and they have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition.

In the ordinary course of business, the Company's employees may incur expenditures relating to services performed for the Company. As of September 30, 2017, amounts not yet reimbursed have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition, in the amount of $235,250 and an Accounts Receivable from Related Party (JCRA Canada, Inc) in the amount of $2,498.

6. CONCENTRATION OF CUSTOMER REVENUES

For the year ended September 30, 2017, three customers accounted for 34% of the Company's revenue. These customers accounted for 17% of accounts receivable as of September 30, 2017. Major customers are those that account for more than 10% of revenue.

7. DISCRETIONARY BONUS ACCRUAL

The Company operates a discretionary incentive scheme. Under the scheme, discretionary and non-contractual incentive awards are granted to employees of the company at the end of each year, to reward any outstanding contribution to the performance of the business in that year. Payment of the awards is in two parts; the first half of each annual award is paid in the December following the end of the financial year to which it relates, and the second part is payable a year later in the following December. The payment of each deferred amount is contingent only on the continuing employment status of an individual at each value date.

8. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

9. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, September 30, 2017, and November 24, 2017, when the financial statements were issued.

JCRA FINANCIAL LLC
SUPPLEMENTARY SCHEDULE
SEPTEMBER 30, 2017

JCRA FINANCIAL LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2017

JCRA Financial LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended September 30, 2017 without exception.

Signature: _William Kloehn_

William Kloehn, Managing Member



KBL LLP

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members of
JCRA Financial LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) JCRA Financial LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which JCRA Financial LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) JCRA Financial LLC stated that JCRA Financial LLC met the identified exemption provision throughout the most recent fiscal year without exception. JCRA Financial LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JCRA Financial LLC 's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KBL, LLP

KBL, LLP
New York, NY
November 24, 2017

8

535 Fifth Avenue, 30th Floor, New York, NY 10017 212.785.9700